

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Raid Chalil
Chief Executive Officer
Tipmefast, Inc.
HaShnura St 1
ZihronYa'akow, Israel

> **Re: Tipmefast, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 25, 2021**
> **File No. 333-222880**

Dear Mr. Chalil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2021 letter.

Amendment No. 2 to Form S-1 filed August 25, 2021

General

1. We note your response to comment 1, however your disclosure continues to state that "[t]he Shareholders will sell the common stock being registered in this offering at a fixed price of $0.005 per share, <u>until the securities are quoted on the OTC PINKSHEETS</u> listed on an exchange and thereafter at prevailing market prices or privately negotiated prices" (emphasis added). Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, pleas revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose that shares will be sold at a fixed price until your shares are listed on a national securities

exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Your disclosure should not indicate that the securities will be sold at prevailing market prices after the securities are quoted on the OTC Pink Market. Please refer to Item 501(b)(3) of Regulation S-K. As a related matter, please have counsel revise the legal opinion to remove similar disclosure referencing the OTC Pink Sheets.

2. Please update your financial statements and related disclosures as required under Rule 8-08 of Regulation S-X.

 You may contact Jennifer López at 202-551-3792 or Dietrich King at 202-551-8071 with any questions

Sincerely,

Division of Corporation Finance
Office of Trade & Services